Schedule 13D
                                                  ------------------------------
                                                          OMB APPROVAL
                                                  ------------------------------
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                                                  Expires: October 31, 2002
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                 ---------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                             ----------------------
                         (Title of Class of Securities)

    ------------------------------------------------------------------------
                                 (CUSIP Number)


              Joseph B. Marsh, 605 Surfside Drive, Akron, OH 44319
                                 (330) 645-0181
    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2000
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 40.13d-1(1) or 240.13d-I(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.
         ------------------------
-----------------------------------------------------------------------------------------------------------------------

         1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  Joseph B. Marsh
                  ---------------

         2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a) [   ]

                  (b) [   ]
-----------------------------------------------------------------------------------------------------------------------

         3.       SEC Use Only
                               ------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions):     PF
                  -----------------------------------
-----------------------------------------------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                                                      --------
-----------------------------------------------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization:    United States

-----------------------------------------------------------------------------------------------------------------------
Number of Shares   7.       Sole Voting Power
Beneficially       1,309,875 shares, or 7.36%.  However, pursuant to warrants, Mr. Marsh has the right to purchase
Owned by Each                an additional 145,000 shares which, unless exercised, he does not currently have the
Reporting Person             right to vote.  (See Exhibits "A" and "B").
With
                   8.       Shared Voting Power
                   0.00%

                   9.       Sole Dispositive Power
                   1,309,875 shares, or 7.36%. However, pursuant to warrants, Mr. Marsh has the right to purchase an additional 145,000 shares which, unless exercised, he does not currently have the right to vote. (See Exhibits "A" and "B").

                   10.      Shared Dispositive Power
                   0.00%
-----------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:  1,454,875 shares, or 8.18%, but only
         1,309,875 shares are owned outright. 145,000 are the subject of stock warrants, and Mr. Marsh has the right to purchase them in accordance with the terms of said warrants.  (See Exhibits "A" and "B").
-----------------------------------------------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                             ------------
-----------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):    8.18%

-----------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions):  IN
-----------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D filed on April 2, 2002 relates to the common stock $0.00 par value per share (the "Common Stock"), of Integrated Business Systems and Services, Inc., a South Carolina corporation (the "Issuer"). The principal executive offices of the Issuer are located at 115 Atrium Way, Suite 128, Columbia, SC 29223.

 ITEM 2. IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed on behalf of Joseph B. Marsh, sometimes referred to as the "Reporting Person" or "Mr. Marsh."

         Mr. Marsh is not currently employed. Formerly he was employed by SFX Entertainment, Inc. ("SFX"). On August 1, 2000, SFX merged with Clear Channel Communications, Inc. ("Clear Channel"). Mr. Marsh's employment contract with SFX/Clear Channel expired on July 31, 2001. Since that time, Mr. Marsh has not been employed.

         Mr. Marsh's address is 605 Surfside Drive, Akron, Ohio 44317. Mr. Marsh also has a residence at 44 West Rivo Alto, Miami Beach, FL 33140. Mr. Marsh is a citizen of the United States.

         During the last five years, Mr. Marsh has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Marsh has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Marsh is filing this Schedule 13D in order to report his current holdings of securities of the Issuer. All securities were purchased with the personal funds of Mr. Marsh


ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of Mr. Marsh's acquisition of securities of the Issuer was and has been for personal investment. Mr. Marsh has no other plan or proposal in mind with respect to the acquisition or holding of securities of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Based on the Issuer's Form 10QSB filed on November 14, 2001, as of September 30, 2001, there were 17,792,694 shares of Common Stock outstanding. In the aggregate, Mr. Marsh beneficially owns 1,454,875 shares, or 8.18%, but only 1,309,875 shares are owned outright. 145,000 shares are the subject of stock warrants, and Mr. Marsh has the right to purchase them in accordance with the terms of said warrants. (See Exhibits "A" and "B"). The shares owned outright represent 7.36% of the Common Stock outstanding as of September, 30, 2001, as reported by the Issuer in its most recent Form 10QSB.

          (b) Mr. Marsh has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 1,309,875 of the shares identified in Item 5(a). The remaining shares are subject to the terms of the stock purchase warrants attached as Exhibits "A" and "B."


          (c) In February 2002, Mr. Marsh transferred 766,512 shares from accounts solely owned by him into a new securities account solely owned by him, but which serves as collateral for a real estate loan. See Item 6 below. Other than the transfer of shares between accounts solely owned by Mr. Marsh and the Commercial Pledge Agreement referred to in Item 6, there have been no transactions in the class of securities reported that were effected in the past sixty days.

           (d) Under the terms of a Commercial Pledge Agreement containing standard default provisions, Banc One, N.A., 600 Superior Avenue, Cleveland, OH 44114 ("Banc One"), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 766,512 shares in the account that is pledged as collateral pursuant to the Commercial Pledge Agreement. See Item 6 below. Other than Banc One, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the issuer owned by Mr. Marsh.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are three(3) contracts, arrangements, understandings or relationships between Mr. Marsh and other persons with respect to the securities of the Issuer. Two are stock purchase warrants attached as Exhibits "A" and "B," respectively. In February 2000, Mr. Marsh paid One Million Dollars ($1,000,000.00) to the Issuer in a private placement subscription for 250,000 shares of common stock and a stock purchase warrant dated February 15, 2000 for 125,000 shares (See Exhibit "A,"which is incorporated herein by reference). In May 2001, Mr. Marsh paid One Hundred Thousand Dollars ($100,000) to the Issuer in a private placement subscription for 40,000 shares and a stock purchase warrant for 20,000 shares (See Exhibit "B," which is incorporated herein by reference).

       The 290,000 shares obtained in the foregoing private placements are included in the 1,309,975 shares owned outright as reported in Item 5(a) and (b) above.

         The third contract, arrangement or understanding between Mr. Marsh and other persons with respect to securities of the issuer is a Commercial Pledge Agreement dated February 11, 2002 in favor of Banc One. In February 2002, Mr. Marsh transferred 766,512 shares from securities accounts solely owned by him into a new securities account, also solely owned by him, but which serves as collateral for a real estate loan (the "Collateral Securities Account"). The loan was made by Banc One to an entity, MBL, Ltd., ("MBL") in which Mr. Marsh is one of three members. For purposes of developing a parcel of real estate in the Akron, Ohio area, MBL has borrowed $1,818,968 from Banc One. As part of the security for the loan, Mr. Marsh has signed a Commercial Guarantee pursuant to which Mr. Marsh has personally guaranteed MBL's indebtedness to Banc One. Also as part of the security for the loan, Mr. Marsh executed the Commercial Pledge Agreement, which grants to Banc One a security interest in the Collateral Securities Account. The 766,512 shares of the Issuer are currently the only securities in the Collateral Securities Account. The Commercial Pledge Agreement contains standard default and similar provisions typical in commercial loan agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit "A" - Stock Purchase Warrant dated February 15, 2000

       Exhibit "B" - Stock Purchase Warrant dated May 30, 2001

SIGNATURE PAGE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this
Schedule 13D with respect to such person is true, complete and correct.


Date:  April 2, 2002                /s/ Joseph B. Marsh
      ----------------------        ---------------------------
                                    Joseph B. Marsh

                 EXHIBIT "A" TO SCHEDULE 13D OF JOSEPH B. MARSH
               FOR INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.

                                                       EXHIBIT A
                                                       to Subscription Agreement




         NEITHER THIS WARRANT, NOR THE SHARES OF COMMON STOCK FOR WHICH IT IS EXERCISABLE, HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND NO TRANSFER OR ASSIGNMENT OF THIS WARRANT OR THE SHARES ISSUABLE UPON ITS EXERCISE MAY BE MADE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR THE AVAILABILITY OF AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF SUCH
ACT AND LAW IN RESPECT OF SUCH TRANSFER OR ASSIGNMENT.

                             STOCK PURCHASE WARRANT

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                                  COMMON STOCK
                                 (No Par Value)

                                                        Dated February 15, 2000
*125,000* Shares                                   Void After February 15, 2003
---------

         This certifies that, for value received, JOSEPH MARSH (the "Holder"), and its/his/her successors/heirs and assigns, is entitled upon the due exercise hereof at any time during the period commencing on the date hereof and terminating at 5:00 P.M. Columbia, South Carolina time on the third anniversary of the date hereof (the "Expiration Time") to purchase One Hundred Twenty-Five Thousand (125,000) shares of Common Stock, no par value, (the "Warrant Shares"), of INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC., a South Carolina corporation (hereinafter called the "Company"), such number of shares being subject to adjustment upon the occurrence of the contingencies set forth in this Warrant. The purchase price payable per share of Common Stock upon the exercise of this Warrant (hereinafter referred to as the "Exercise Price") shall be FIVE and 50/100ths US Dollars (US$5.50) upon exercise of this Warrant during the period from the date hereof to and including the first anniversary of the date hereof, shall be SIX and No/100ths US Dollars (US$6.00) upon exercise of this Warrant during the period from the date immediately following the date of the first anniversary hereof to and including the second anniversary of the date hereof, and shall be SIX and 50/100ths US Dollars (US$6.50) upon exercise of this Warrant during the period from the date immediately following the date of the second anniversary hereof to and including the third anniversary of the date hereof, subject to adjustment upon the occurrence of the contingencies set forth in this Warrant.

         This Warrant is subject to the following terms and conditions:

         1.       EXERCISE OR CONVERSION OF WARRANT.

                  (a) This Warrant may be exercised during the period commencing on the date hereof and ending at the Expiration Time, in whole at any time or in part from time to time, but not as to a fractional share of Common Stock. In case of any partial exercise of this Warrant, the Company shall execute and deliver a new Warrant of like tenor and date for the balance of the Warrant Shares issuable hereunder.

                  (b) Upon delivery of this Warrant with the Notice of Exercise form annexed hereto, duly executed, together with payment of the applicable Exercise Price in cash or by check for the shares of Common Stock thereby purchased, at the principal executive offices of the Company, the registered holder of this Warrant shall be entitled to receive, and shall promptly (but in no event more than 20 days after such delivery) receive, a certificate or certificates in proper form for the shares of Common Stock so purchased.

         2. EXCHANGE AND TRANSFER OF WARRANT. This Warrant and all rights hereunder may not be sold, transferred, assigned, pledged or hypothecated, except in accordance with the prior written consent of the Company, provided that this Warrant may be transferred to an entity wholly owned or otherwise controlled by the Holder, or to one or more of the parties to whom the Company on the date hereof has granted common stock purchase warrants included in the series of warrants of which this Warrant forms a part. Notwithstanding the foregoing, the Company shall not permit or otherwise give effect to or recognize any sale, transfer, assignment, pledge or hypothecation of this Warrant or the securities issuable upon exercise of this Warrant except upon receipt by the Company of evidence satisfactory to the Company (which may include an opinion of counsel) that such sale, transfer, assignment, pledge or hypothecation is not in violation of applicable US federal and state securities laws, or any applicable rules and regulations of any Canadian regulatory body having jurisdiction. This Warrant is exchangeable, without expense, at the option of the holder, upon presentation and surrender hereof at the principal executive offices of the Company, for other warrants of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder. Except as limited herein, this Warrant and all rights hereunder are transferable by the holder hereof in person or by duly authorized attorney on the books of the Company upon surrender of this Warrant at the principal executive offices of the Company, together with the Assignment form attached hereto duly executed. Absent any such transfer, the Company may deem and treat the registered holder of this Warrant at any time as the absolute owner hereof for all purposes and shall not be affected by any notice to the contrary.

         3. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF SHARES PURCHASABLE HEREUNDER. In case the Company shall at any time after the date of this Agreement (i) declare a dividend or make a distribution on the Common Stock in shares of its Common Stock, (ii) subdivide the outstanding Common Stock, (iii) combine or reclassify the outstanding Common Stock into a smaller number of shares, or (iv) issue any shares of its capital stock in a reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), the Exercise Price and the number of shares purchasable hereunder in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the holder of the Warrant exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Warrant had been exercised immediately prior to such date, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur.

         4. FRACTIONAL SHARES. Notwithstanding an adjustment in the number of Warrant Shares purchasable upon the exercise of the Warrant pursuant to
Section 3, the Company shall not be required to issue fractions of Warrant Shares upon exercise of the Warrant or to distribute certificates which evidence fractional Warrant Shares. In lieu of fractional Warrant Shares, there shall be paid to the holder of the Warrant at the time such Warrant is exercised or converted, as herein provided, an amount in cash equal to the same fraction of the current market value of a share of Common Stock. For purposes of this
Section 4, the current market value of a share of Common Stock shall be the closing price of a share of Common Stock on the principal national or regional securities exchange on which the Common Stock is listed or admitted for trading, or if not so listed or admitted, the average of the highest reported bid and the lowest reported ask prices reported on Nasdaq or the over-the-counter bulletin board ("OTCBB"), as applicable, for the trading day immediately prior to the date of such exercise, or if the Common Stock is not listed on any securities exchange or on Nasdaq or on the OTCBB, as determined in good faith by the Board of Directors.

         5. COVENANTS OF ISSUER. The Company covenants and agrees that all Common Stock and, if applicable, other securities that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than taxes in respect of any transfer to a person other then the holder of this Warrant occurring contemporaneously with such issue). The Company further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of shares of Common Stock and, if applicable, other securities to provide for the exercise in full of the rights represented by this Warrant.

         6. HOLDER'S RIGHTS. No holder of this Warrant, as such, shall be entitled to vote or receive dividends or be deemed to be a shareholder of the Company for any purpose.

         7. APPLICABLE LAW. The validity, interpretation, and performance of this Warrant shall be governed by the laws of the State of South Carolina.

         8. SUCCESSORS AND ASSIGNS. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Company and the holder hereof.

         9. HEADINGS. Headings of the paragraphs in this Warrant are for convenience and reference only and shall not, for any purpose, be deemed a part of this Warrant

         10. NOTICES. Any notice, request, approval, consent, demand or other communication shall be effective upon the first to occur of the following:
(i) upon receipt by the party to whom such notice, request, approval, consent, demand or other communication is being given; or (ii) three (3) business days after being duly deposited in the United States mail, registered or certified, return receipt requested, and addressed to the receiver as follows: If to the Company, at 115 Atrium Way, Suite 128, Columbia, South Carolina 29223, and if to the holder of this Warrant, to the holder at the address of the holder previously provided in writing to the Company. The parties hereto may change their respective addresses by notice in writing given to the other party to this Agreement.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its duly authorized officer and its corporate seal to be affixed hereto.


Dated: February 15, 2000

                               INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
(CORPORATE SEAL)

                               By: /s/ Harry P. Langley
                                   -------------------------

                               Its: President & CEO
                                   -------------------------


ATTEST:


/s/ Stuart E. Massey
---------------------
Secretary

                               NOTICE OF EXERCISE

         The undersigned registered holder or assignee of such registered holder of the within Warrant, hereby elects to purchase ________ shares of Common Stock of the Company, which the undersigned is entitled to purchase under the terms of the within Warrant, and tenders herewith payment therefor in full. Such shares shall be issued in the name of the undersigned or as otherwise specified below:


                          ----------------------------
                                     (Name)

                          ----------------------------
                                   (Address)

         If the shares issuable upon exercise do not constitute all shares issuable as provided in the within Warrant, a new warrant of like tenor for the number of shares of Common stock of the Company not being purchased hereunder shall be issued in the name of the undersigned,

Dated:                                By:
                                         ------------------------------------
                                                    (Signature)

                                   ASSIGNMENT

         FOR VALUE RECEIVED, the undersigned ___________________________________
hereby sells, assigns, and transfers unto ______________________________________
(Please print or type), whose mailing address is ______________________________, and whose Social Security Number or Taxpayer Identification Number, as applicable, is _______________________________________________________, the
right to purchase _____________________ Warrant Shares evidenced by the within Warrant, and does hereby irrevocably constitute and appoint
____________________________

(Please print or type) Attorney to transfer such right on the books of the Company, with full power of substitution.




Dated:      ,
      ------  -------

                                 -----------------------------------------------
                                 Assignor (Please print or type)


                                 -----------------------------------------------
                                 (Signature)

                 EXHIBIT "B" TO SCHEDULE 13D OF JOSEPH B. MARSH
               FOR INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.

                                                                       EXHIBIT A

         NEITHER THIS WARRANT, NOR THE SHARES OF COMMON STOCK FOR WHICH IT IS EXERCISABLE, HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND NO TRANSFER OR ASSIGNMENT OF THIS WARRANT OR THE SHARES ISSUABLE UPON ITS EXERCISE MAY BE MADE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR THE AVAILABILITY OF AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF SUCH ACT AND LAW IN RESPECT OF SUCH TRANSFER OR ASSIGNMENT.

                             STOCK PURCHASE WARRANT

                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
                                  COMMON STOCK
                                 (No Par Value)

                                                             Dated May 30, 2001

20,000  Shares                                          Void After May 30, 2004
-------

         This certifies that, for value received, JOSEPH B. MARSH (the "Holder"), and its/his/her SUCCESSORS/HEIRS and assigns, is entitled upon the due exercise hereof at any time during the period commencing on the date hereof and terminating at 5:00 P.M. Columbia, South Carolina time on the third anniversary of the date hereof (the "Expiration Time") to purchase 20,000 shares of Common Stock, no par value, (the "Warrant Shares"), of INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC., a South Carolina corporation (hereinafter called the "Company"), such number of shares being subject to adjustment upon the occurrence of the contingencies set forth in this Warrant. The purchase price payable per share of Common Stock upon the exercise of this Warrant (hereinafter referred to as the "Exercise Price") shall be THREE and no/100ths ($3.00) upon exercise of this Warrant during the period from the date hereof to and including the third anniversary of the date hereof, subject to adjustment upon the occurrence of the contingencies set forth in this Warrant.

         This Warrant is subject to the following terms and conditions:

         1.       EXERCISE OR CONVERSION OF WARRANT

                  (a) This Warrant may be exercised during the period commencing on the date hereof and ending at the Expiration Time, in whole at any time or in part from time to time, but not as to a fractional share of Common Stock. In case of any partial exercise of this Warrant, the Company shall execute and deliver a new Warrant of like tenor and date for the balance of the Warrant Shares issuable hereunder.

                  (b) Upon delivery of this Warrant with the Notice of Exercise form annexed hereto, duly executed, together with payment of the applicable Exercise Price in cash or by check for the shares of Common Stock thereby purchased, at the principal executive offices of the Company, the registered holder of this Warrant shall be entitled to receive, and shall promptly (but in no event more than 20 days after such delivery) receive, a certificate or certificates in proper form for the shares Common Stock so purchased.

         2. EXCHANGE AND TRANSFER OF WARRANT. This Warrant and all rights hereunder may not be sold, transferred, assigned, pledged or hypothecated, except in accordance with the prior written consent of the Company, provided that this Warrant may be transferred to an entity wholly owned or otherwise controlled by the Holder, or to one or more of the parties to whom the Company on the date hereof has granted common stock purchase warrants included in the series of warrants of which this Warrant forms a part. Notwithstanding the foregoing, the Company shall not permit or otherwise give effect to or recognize any sale, transfer, assignment, pledge or hypothecation of this Warrant or the securities issuable upon exercise of this Warrant except upon receipt by the Company of evidence satisfactory to the Company (which may include an opinion of counsel) that such sale, transfer, assignment, pledge or hypothecation is not in violation of applicable US federal and state securities laws, or any applicable rules and regulations of any Canadian regulatory body having jurisdiction. This Warrant is exchangeable, without expense, at the option of the holder, upon presentation and surrender hereof at the principal executive offices of the Company, for other warrants of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder. Except as limited herein, this Warrant and all rights hereunder are transferable by the holder hereof in person or by duly authorized attorney on the books of the Company upon surrender of this Warrant at the principal executive offices of the Company, together with the Assignment form attached hereto duly executed. Absent any such transfer, the Company may deem and treat the registered holder of this Warrant at any time as the absolute owner hereof for all purposes and shall not be affected by any notice to the contrary.

         3. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF SHARES PURCHASABLE HEREUNDER. In case the Company shall at any time after the date of this Agreement (i) declare a dividend or make a distribution on the Common Stock in shares of its Common Stock, (ii) subdivide the outstanding Common Stock, (iii) combine or reclassify the outstanding Common Stock into a smaller number of shares, or (iv) issue any shares of its capital stock in a reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), the Exercise Price and the number of shares purchasable hereunder in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the holder of the Warrant exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Warrant had been exercised immediately prior to such date, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur.

         4. FRACTIONAL SHARES. Notwithstanding an adjustment in the number of Warrant Shares purchasable upon the exercise of the Warrant pursuant to
Section 3, the Company shall not be required to issue fractions of Warrant Shares upon exercise of the Warrant or to distribute certificates which evidence fractional Warrant Shares. In lieu of fractional Warrant Shares, there shall be paid to the holder of the Warrant at the time such Warrant is exercised or converted, as herein provided, an amount in cash equal to the same fraction of the current market value of a share of Common Stock. For purposes of this
Section 4, the current market value of a share of Common Stock shall be the closing price of a share of Common Stock on the principal national or regional securities exchange on which the Common Stock is listed or admitted for trading, or if not so listed or admitted, the average of the highest reported bid and the lowest reported ask prices reported on Nasdaq or the over-the-counter bulletin board ("OTCBB"), as applicable, for the trading day immediately prior to the date of such exercise, or if the Common Stock is not listed on any securities exchange or on Nasdaq or on the OTCBB, as determined in good faith by the Board of Directors.

         5. COVENANTS OF ISSUER. The Company covenants and agrees that all Common Stock and, if applicable, other securities that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than taxes in respect of any transfer to a person other than the holder of this Warrant occurring contemporaneously with such issue). The Company further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of shares of Common Stock and, if applicable, other securities to provide for the exercise in full of the rights represented by this Warrant.

         6. HOLDER'S RIGHTS. No holder of this Warrant, as such, shall be entitled to vote or receive dividends or be deemed to be a shareholder of the Company for any purpose.

         7. APPLICABLE LAW. The validity, interpretation, and performance of this Warrant shall be governed by the laws off the State of South Carolina.

         8. SUCCESSORS AND ASSIGNS. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Company and the holder hereof.

         9. HEADINGS. Headings of the paragraphs in this Warrant are for convenience and reference only and shall not, for any purpose, be deemed a part of this Warrant.



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



         10. NOTICES. Any notice, request, approval, consent, demand or other communication shall be effective upon the first to occur of the following:
(i) upon receipt by the party to whom such notice, request, approval, consent, demand or other communication is being given; or (ii) three (3) business days after being duly deposited in the United States mail, registered or certified, return receipt requested, and addressed to the receiver as follows: If to the Company, at 115 Atrium Way, Suite 228, Columbia, South Carolina 29223, and if to the holder of this Warrant, to the holder at the address of the holder previously provided in writing to the Company. The parties hereto may change their respective addresses by notice in writing given to the other party to this Agreement.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its duly authorized officer and its corporate seal to be affixed hereto.


Dated: May 30, 2001

                                INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.

(CORPORATE SEAL)
                                By: /s/ Harry P. Langley
                                    -------------------------------------------

                                Its: President/CEO
                                    -------------------------------------------




ATTEST

/s/ Stuart E. Massey
--------------------------
Secretary














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


                               NOTICE OF EXERCISE

         The undersigned registered holder or assignee of such registered holder of the within Warrant, hereby elects to purchase ________ shares of Common Stock of the Company, which the undersigned is entitled to purchase under the terms of the within Warrant, and tenders herewith payment thereof or in full. Such shares shall be issued in the name of the undersigned or as otherwise specified below:


                                     (Name)

                                   (Address)

         If the shares issuable upon exercise do not constitute all shares issuable as provided in the within Warrant, a new Warrant of like tenor for the number of shares of Common Stock of the Company not being purchased hereunder shall be issued in the name of the undersigned.

Dated:                                 By:
       ---------------, ---------          -------------------------------------
                                                               (Signature)



























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



                                   ASSIGNMENT

         FOR VALUE RECEIVED, the undersigned ___________________________________
hereby sells, assigns, and transfers unto ______________________________________
(Please print or type), whose mailing address is ______________________________, and whose Social Security Number or Taxpayer Identification Number, as applicable, is _______________________________________________________, the
right to purchase _____________________ Warrant Shares evidenced by the within Warrant, and does hereby irrevocably constitute and appoint
____________________________

(Please print or type) Attorney to transfer such right on the books of the Company, with full power of substitution.




Dated:      ,
      ------  -------

                                 -----------------------------------------------
                                 Assignor (Please print or type)


                                 -----------------------------------------------
                                 (Signature)




















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